SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

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TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Name: Tor F. Johansen
Title: President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated April 30, 2007.	4

     This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973, Registration Statement No. 333-124095 and Registration Statement No. 333-137771.

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Exhibit 1
PRESS RELEASE
April 30, 2007
Positive development in business operations for Eksportfinans
The very positive development in the business operations of Eksportfinans ASA and its subsidiary Kommunekreditt Norge AS continued in the first quarter of 2007. Total assets for the Group were NOK 178.0 billion at March 31, 2007. This was an increase of NOK 5.6 billion from December 31, 2006.
Eksportfinans presents financial statements according to the International Financial Reporting Standards (IFRS) principles for the first time in the first quarter of 2007. IFRS will have no impact on the strategy or the business and operative management of the Eksportfinans Group. Group profit for the first quarter of 2007 according to IFRS was NOK 67 million, up from NOK 34 million in the first quarter of 2006.
The high activity in the Norwegian maritime industry and the oil and gas sector continued, and the demand for export related financing from Eksportfinans was very high. This led to an increase in the total export lending balance of 33 percent from March 31, 2006 to March 31, 2007.
Total loans outstanding from Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS surpassed NOK 60 billion for the first time in the first quarter of 2007. Kommunekreditt’s lending balance increased by 15 percent from March 31, 2006 to March 31, 2007.
Eksportfinans issued two successful global benchmark transactions in the first quarter of 2007. Demand for Eksportfinans’ bonds in the international capital markets continued to be strong.
The complete 1st quarter report and Eksportfinans’ IFRS Transition Document is available on www.eksportfinans.no.
For more information, please contact:
President and CEO Tor F. Johansen, telephone +47 22 01 22 01, mobile phone+47 95 12 33 95, e-mail tfj@eksportfinans.no or
Head of Communication Elise Lindbæk, telephone +47 22 01 22 64, mobile phone+47 90 51 82 50, e-mail el@eksportfinans.no
Disclaimer: This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements reflect current beliefs and expectations of Eksportfinans about its future results, performance, liquidity, financial condition, prospects and opportunities. These statements are identified by the use of forward-looking terminology, such as “anticipates”, “plans”, “believes”, “could”, “estimates”, “may”, “should”, “expects”, “intends”, “will”, “continue” or their negatives or other similar terms. These forward-looking statements rely on a number of assumptions concerning future events and involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’s control, Eksportfinans cautions that forward-looking statements involve risks or uncertainties that could cause Eksportfinans’s actual results to differ materially from those expressed or implied in these forward-looking statements, or could affect the extent to which a particular objective, projection, estimate, or prediction is realized. Actual results, performance or events may differ materially from those in such statements due to, without limitation: changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate; market, foreign exchange rate and interest rate fluctuations; the ability of counterparties to meet their obligations to us; the effects of, and changes in, fiscal, monetary, trade and tax policies; operational factors such as systems failure, human error, or the failure to properly implement procedures; the effects of changes in laws, regulations or accounting policies or practices; further investigation by Eksportfinans or any third party of Eksportfinans’s financial statements and, as a result, any further adjustments Eksportfinans may be required to make; and various other factors beyond our control. For further explanation of the factors that are most applicable to Eksportfinans, see the discussion of risk factors in Eksportfinans’s Annual Report on Form 20-F and the other reports filed by Eksportfinans with the U.S. Securities and Exchange Commission. As a result, undue reliance should not be placed on such statements, and Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.Although reference is made to the corporate website, the website is not incorporated by reference into this press release.

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